Exhibit 99.71

Consent of Independent Auditor

We consent to the use in this Registration Statement on Form 40-F of Acreage Holdings, Inc. of our reports dated October 22, 2018, except Note 14, which is as of January 29, 2019 and December 1, 2017, relating to the consolidated financial statements of Applied Inventions Management Corp. appearing in Exhibit 99.1 and Exhibit 99.6, respectively, which are part of this Registration Statement.

Toronto, Ontario January 29, 2019
Chartered Professional Accountants Licensed Public Accountants Toronto, Ontario